                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Lexford Residential Trust
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    528933104
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Douglas Crocker II
                       Equity Residential Properties Trust
                      Two North Riverside Plaza, Suite 400
                             Chicago, Illinois 60606
                                 (312) 474-1300
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 August 16, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                        Exhibit Index Appears on Page 11

CUSIP No.  528933104                  13D                    Page 2 of 11 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            ERP Operating Limited Partnership   FEIN: 36-3894853
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*

            WC
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

           Illinois
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              862,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              862,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           862,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              9.0%(1)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                PN
-------------------------------------------------------------------------------


(1) Based upon 9,559,228 common shares of beneficial interest outstanding on August 12, 1999 as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1999.

ITEM 1.           SECURITY AND ISSUER.

                  The Statement relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), of Lexford Residential Trust (the "Issuer") which has its principal executive office at 6954 Americana Parkway, Columbus, OH 43068.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a-c) and (f) This Statement is being filed by ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"). ERP is managed by Equity Residential Properties Trust, a publicly traded Maryland real estate investment trust ("EQR"), its sole general partner and holder of a majority of its partnership interests. The principal executive office of both ERP and EQR is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606. The principal business of ERP is to own and operate multi-family residential properties. The principal business of EQR is to act as the sole general partner of ERP. Appendix A hereto sets forth certain information concerning the executive officers, trustees and principal shareholders of EQR, which persons, as executive officers and trustees of its general partner, may be deemed to control the management of ERP.

                  (d) and (e) Neither ERP nor, to the best knowledge of ERP, any of the persons listed in Appendix A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
                  (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On August 16, 1999, ERP and/or one of its consolidated subsidiaries purchased 500,000 Common Shares in an open market transaction at a price of $20.0625 per Common Share, exclusive of commission. On August 17, 1999, ERP and/or one of its consolidated subsidiaries purchased an additional 362,400 Common Shares in an open market transaction at a price of $20.0597 per Common Share, exclusive of commission. The aggregate amount of funds used in acquiring the Common Shares reported herein was $17,300,885.28, excluding commissions of $51,744. All funds used in acquiring the Common Shares were obtained from the working capital of ERP.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On June 30, 1999, EQR and the Issuer entered into an Agreement and Plan of Merger dated as of June 30, 1999 pursuant to which the Issuer will merge with and into EQR (the "Merger"). Pursuant to the Merger, each Common Share of the Issuer issued and outstanding immediately prior to the Merger will be converted into 0.463 of a common share of beneficial interest of EQR.

                  Consummation of the Merger is subject to the approval of the Merger by the shareholders of EQR and the Issuer and to specified closing conditions. Upon completion of the Merger, it is expected that EQR will contribute all or substantially all of the assets of the Issuer to ERP in exchange for additional partnership interests in ERP.

                  Prior to the purchases of Common Shares by ERP, the Issuer and EQR entered into an agreement dated August 12, 1999 (the "Waiver") pursuant to which the Issuer agreed to allow EQR and its affiliates to purchase, in the aggregate, up to 15% of the total outstanding Common Shares, and in connection therewith the Issuer waived specific provisions of its Declaration of Trust limiting a shareholder's ability to acquire and vote Common Shares, and waived the prohibition on EQR and its affiliates purchasing any security issued by the Issuer, which prohibition is contained in the confidentiality agreement dated March 26, 1999 between EQR, ERP and the Issuer. Such waiver is personal to EQR and its affiliates, and in connection therewith EQR agreed, on behalf of itself and its affiliates, (i) not to sell or otherwise transfer in excess of 9.9% in the aggregate of the Common Shares to any entity or group acting in concert and (ii) to allow the Issuer to vote any Common Shares owned by EQR and its affiliates in excess of 10% of the total outstanding Common Shares, except in respect of the pending Merger, as to which EQR has agreed to vote or cause to be voted all Common Shares owned by any such entity in favor of the merger. The agreement is effective until the earlier of the completion of the Merger or the termination of the merger agreement.

                  The summaries contained in this Schedule 13D of certain provisions of the Waiver are not intended to be complete and are qualified in their entirety by reference to the Waiver, as incorporated herein by reference.

                  ERP has entered into the subject transactions on behalf of EQR in order to acquire Common Shares prior to the closing of the Merger.

                  Except as set forth above, ERP does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
                  Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) To the best knowledge of ERP, there are 9,559,228 Common Shares outstanding, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1999. As of the date hereof, the 862,400 Common Shares owned by ERP represent approximately 9.0% of the Common Shares outstanding. ERP, at the direction of its sole general partner, EQR, has sole power to vote or to direct the vote of the Common Stock owned by it, subject to the terms of the Waiver, and the sole power to dispose or to direct the disposition of the Common Stock owned by it.

                  (c) During the last sixty days, ERP affected the following purchases in the open market:


                                      NUMBER OF      PRICE PER
                         DATE          SHARES          SHARE
                        --------      ---------      -----------
                        8/16/99        500,000       $20.0625
                        8/16/99        362,400        20.0597

                  (d) and (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO SECURITIES OF THE ISSUER.

                  Neither ERP nor EQR has any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer, except for the matters described herein and any contracts, arrangements, understandings or relationships collateral to the Merger.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Agreement dated August 12, 1999 between Lexford Residential Trust and Equity Residential Properties Trust (incorporated by reference to Exhibit 10.1 of the Joint Proxy Statement/Prospectus of Equity Residential Properties Trust on Form S-4/A, filed with the Securities and Exchange Commission on August 19, 1999)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                   ERP OPERATING LIMITED PARTNERSHIP

                                   By: Equity Residential Properties Trust, its general partner


                                   By:      /s/ Bruce C. Strohm
                                           ------------------------------------
                                            Bruce C. Strohm
                                            Executive Vice President, General
                                            Counsel and Secretary


Dated:   August 25, 1999

                                   APPENDIX A

Set forth herein please find information as of December 31, 1998, concerning Executive Officers, Trustees and Principal Shareholders of EQR, the general partner of, and holder of a majority of the partnership interests in, ERP. Such information sets forth the position held at EQR and the present principal occupation or employment, if other than that held at EQR, of the Trustees and Executive Officers of EQR. All the individuals listed below are United States citizens. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is Two North Riverside Plaza, Chicago, Illinois 60606.

                         TRUSTEES AND EXECUTIVE OFFICERS

         Samuel Zell is the Chairman of the Board of EQR. Mr. Zell is chairman of the board of directors of Equity Group Investments, L.L.C. ("EGI"), an owner, manager and financier of real estate and corporations, which is located at Two North Riverside Plaza, Chicago, Illinois 60606.

         Douglas Crocker II is a Trustee, Chief Executive Officer and President of EQR.

         Alan W. George is Executive Vice President--Acquisitions of EQR.

         Edward J. Geraghty is Executive Vice President--Development and Asset Management of EQR.

         David J. Neithercut is Executive Vice President and Chief Financial Officer of EQR.

         Stephen O. Evans is Executive Vice President--Strategic Investments of EQR.

         Gregory H. Smith is Executive Vice President--Asset Management of EQR.

         Gerald A. Spector is a Trustee, Executive Vice President and Chief Operating Officer of EQR.

         Bruce C. Strohm is Executive Vice President, General Counsel and Secretary of EQR.

         Frederick C. Tuomi is Executive Vice President--Property Management of EQR.

         Michael J. McHugh is Executive Vice President, Chief Accounting Officer and Treasurer of EQR.

         John W. Alexander is a Trustee of EQR. Mr. Alexander is the president of Mallard Creek Capital Partners, Inc., an investment company with interests in real estate and development entities, and a partner of Meringoff Equities, a real estate investment and development company. Mr. Alexander's principal business address is Mallard Creek Capital Partners, 229 North Church Street, Suite 200-Box E, Charlotte, NC 28202.

         Henry H. Goldberg is a Trustee of EQR. Mr. Goldberg is chairman of the board, chief executive officer and founder of The Artery Group, L.L.C., a diversified real estate company. Mr. Goldberg's principal business address is The Artery Group, L.L.C., 4733 Bethesda Avenue, Suite 400, Bethesda, MD 20814.

         Errol R. Halperin is a Trustee of EQR. Mr. Halperin is an attorney at the law firm Rudnick & Wolfe, serving as a senior partner and a member of such firm's policy committee. Mr. Halperin's principal business address is Rudnick & Wolfe, 203 North LaSalle Street, Suite 1800, Chicago, IL 60601.

         James D. Harper, Jr. is a Trustee of EQR. Mr. Harper is president of JDH Realty Co., a real estate development and investment company and is the principal partner in AH Development, S.E. and AH HA Investments, S.E., special limited partnerships formed to develop land in Puerto Rico. Mr. Harper's principal business address is JDH Realty Company, 3250 Mary Street, Suite 206, Coconut Grove, FL 33133.

         Edward Lowenthal has been a Trustee of EQR since June 1997, shortly after the merger of Wellsford Residential Property Trust ("Wellsford"),a multifamily property REIT, and EQR on May 30, 1997 ("Wellsford Merger"). Mr. Lowenthal has been the president, chief executive officer and a director of Wellsford Real Properties, Inc. ("WRP") since its formation in January 1997, and had been the president and chief executive officer and a trustee of Wellsford since its formation in July 1992 until the Wellsford Merger. Mr. Lowenthal is a director of Corporate Renaissance Group, Inc., a mutual fund, Omega Healthcare, Inc., a healthcare REIT, Omega Worldwide, Inc., a health care finance company, and Great Lakes REIT, Inc., an office building REIT. Mr. Lowenthal's principal business address is Wellsford Real Properties, Inc., 535 Madison Avenue, 26th Fl., New York, NY 10022.

         Jeffrey H. Lynford has been a Trustee of EQR since June 1997, shortly after the Wellsford Merger. Mr. Lynford has been the chairman of the board and secretary of WRP since its formation in January 1997, and had been the chairman of the board and secretary of Wellsford since its formation in July 1992 until the Wellsford Merger, and the chief financial officer of Wellsford from July 1992 until December 1994. Mr. Lynford currently serves as a trustee emeritus of the National Trust for Historic Preservation and as a director of five mutual funds: Cohen & Steers Equity Income Fund, Inc., Cohen & Steers Realty Income Fund, Inc., Cohen & Steers Realty Shares, Inc., Cohen & Steers Special Equity Fund, Inc. and Cohen & Steers Total Return Realty Fund, Inc. Mr. Lynford's principal business address is Wellsford Real Properties, Inc., 535 Madison Avenue, 26th Floor, New York, NY 10020.

         Sheli Z. Rosenberg is a Trustee of EQR. Ms. Rosenberg is chief executive officer, president and a director of EGI.

         B. Joseph White is a Trustee of EQR. Mr. White is a professor at the University of Michigan Business School since 1987 and has served as Dean since 1991. Mr. White's principal business address is The University of Michigan, Office of the Dean, School of Business Administration, 701 Tappan, Ann Arbor, MI 48109-1234.

         Boone A. Knox has been a Trustee of EQR since October 19, 1998, the date of the merger of Merry Land & Investment Company, Inc. ("Merry Land"),a multifamily property REIT, into EQR ("Merry Land Merger"). Mr. Knox has been a director of Merry Land Properties, Inc. ("MRYP"), a publicly traded diversified real estate company, since its formation as part of the Merry Land Merger. Prior to the Merry Land Merger, Mr. Knox had been chairman of the board of Merry Land. Mr. Knox has served as chairman of the board of directors of Regions Bank, Central Georgia since January 1997, and has been a director of Cousins Properties Incorporated, a REIT specializing in the ownership, development and management of retail and office buildings, and The InterCept Group, Inc., a data processing company for community banks. Mr. Knox's principal business address is Merry Land & Investment Company, Inc., 624 Ellis Street, Augusta, GA 30901.

         Michael N. Thompson is a Trustee of EQR since October 19,1998, the date of the Merry Land Merger. Mr. Thompson has been president, chief operating officer and a director of MRYP since its formation as part of the Merry Land Merger. Prior to the Merry Land Merger, Mr. Thompson served as executive vice president and chief operating officer of Merry Land since December 1996, and as a vice president of Merry Land from August 1992 until December 1996. Mr. Thompson's principal business address is Merry Land & Investment Company, Inc., 624 Ellis Street, Augusta, GA 30901.

                          PRINCIPAL SHAREHOLDERS OF EQR

         The following table sets forth information as of December 31, 1998, with respect to persons who were known by EQR to be the beneficial owner of more than 5% of EQR's outstanding common shares of beneficial interest ("Common Shares") as of such date.


                                                           Amount and Nature
                                                            of Beneficial                  Percent of Class
Name and Address of Beneficial Owner                         Ownership(1)             as of December 31, 1999(1)
------------------------------------------------------------------------------------------------------------------
FMR Corp.(2)
82 Devonshire Street
Boston, MA 02109-3614                                           10,226,044                       8.65%



The Prudential Insurance Company of America(3)
171 Broad Street
Newark, NJ 07102-3777                                            6,476,790                       5.48%
------------------------

(1) The amount of Common Shares beneficially owned is reported on the basis of regulations of the Securities and Exchange Commission ("SEC") governing the determination of beneficial ownership of securities.

(2) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1998, FMR Corp. ("FMR") may have direct or indirect voting and/or investment discretion over these Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. FMR is reporting the combined holdings of the entities for the purpose of administrative convenience.

(3) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1998, The Prudential Insurance Company of America ("Prudential") may have direct or indirect voting and/or investment discretion over these Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of the entities for the purpose of administrative convenience.

                                  EXHIBIT INDEX


Exhibit Number             Description
---------------            ------------
1                          Agreement dated August 12, 1999 between Lexford
                           Residential Trust and Equity Residential Properties
                           Trust (incorporated by reference to Exhibit 10.1 of the Joint Proxy Statement/Prospectus of Equity
                           Residential Properties Trust on Form S-4/A, filed with the Securities and Exchange Commission on August 19, 1999)